UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wellek, Richard L
   2587 Stowe Court
   Northbrook, IL  60062
2. Issuer Name and Ticker or Trading Symbol
   Varlen Corporation
   VRLN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    |X|                  |   |           |76,454          (c)|I     |(a)                        |
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Common Stock               |12/9/9|M   | |5.000             |A  |38,550     |                   |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/9/9|S   | |5,000             |D  |134,375    |                   |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/10/|M   | |7,500             |A  |57,825     |                   |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/10/|S   | |7,500             |D  |201,562.50 |                   |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Purchase Right        |7.35    |     |    |V|           |   |     |     |Common Stock|       |       |68,062      |D  |            |
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Employee Stock Option |19.9375 |4/7/9|A   |V|10,000     |A  |(b)  |4/7/0|Common Stock|10,000 |       |            |D  |            |
                      |        |7    |    | |           |   |     |7    |            |       |       |            |   |            |
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Employee Stock Option |7.71    |12/9/|M   | |5,000      |D  |     |4/3/9|Common Stock|5,000  |       |            |D  |            |
                      |        |97   |    | |           |   |     |9    |            |       |       |            |   |            |
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Employee Stock Option |7.71    |12/10|M   | |7,500      |D  |     |4/3/9|Common Stock|7,500  |       |163,909     |D  |            |
                      |        |/97  |    | |           |   |     |9    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(a) As trustee of a trust of which the reporting person is the sole beneficiary.
(b) On April 7, 1997, pursuant to the Corporation's 1989 Incentive Stock Option Plan, the reporting person received an incentive stock option grant for 10,000 shares. Options vest at 20% per year from date of grant.
(c) On September 29, 1997, Varlen Corporation declared a fifty percent stock dividend payable to all holders of record of common stock on October 31, 1997. As a result of the stock dividend, the reporting person received on November 18, 1997, the following: a) 25,485 shares of common stock, b) 22,687 shares of common stock in an employee stock purchase right; and c) an increase in outstanding options of 58,802 shares.
SIGNATURE OF REPORTING PERSON
Richard L. Wellek
DATE
December 18, 1997